FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 14, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

August 14, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that it has become aware that Uzbek authorities, having failed to dispose of the assets of Uzdunrobita, MTS’s wholly owned subsidiary in Uzbekistan, by way of two rounds of auctions, have reached out directly to Uzdunrobita creditors offering to purchase assets of Uzdunrobita.

MTS understands that the liquidation administrator has now proposed that the creditors of Uzdunrobita purchase these assets. Should this proposal not succeed, the liquidation administrator may transfer all of the assets of Uzdunrobita to local authorities.

MTS states again that the claims of the Uzbek authorities and actions in Uzbekistan, which resulted in the initiation of bankruptcy proceedings and attempts to sell Uzdunrobita’s assets, have no legal or factual basis.  MTS reserves the right to pursue available legal options in Uzbekistan and internationally to defend its legal rights and protect its investments.  In addition, MTS will seek to fully recover damages or obtain other relief from any party involved in depriving MTS of its business and assets in Uzbekistan.

Previously, MTS filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes (ICSID), part of the World Bank Group, in Washington, D.C. The claim was registered on November 15, 2012, and the case is currently pending.

On January 14, 2013, Uzdunrobita was forced to file a petition for voluntary bankruptcy due to its inability to fulfill obligations pursuant to the decisions of the Ubzekistan courts, which determined the total amount of fines and penalties to be paid by Uzdunrobita to be at approximately $600 million. On April 22, 2013, the Tashkent Commercial Court declared Uzdunrobita bankrupt and initiated liquidation procedures. Between July 01, 2013, and July 31, 2013, two rounds of auctions to sell the assets of the Uzdunrobita and all of its branches were held. The auctions failed as no applications were submitted.

***

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 14, 2013